UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Alternus Energy Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

02156H100

(CUSIP Number)

Tali Durant, Esq.

General Counsel

Alternus Energy Inc.

One World Trade Center, Suite 8500

New York, NY 10007

(212) 220-7434

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 02156H100	13D	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). VestCo Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,177,222
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 18,177,222
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,177,222
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 02156H100	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Growthcap Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,587,571
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 50,587,571
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,587,571
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 00973Y 108	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). VestCo I Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,250,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

13D	Page 4 of 6 Pages

Schedule 13D

Item 1. Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Common Stock”) of Alternus Energy Inc. (the “Issuer”), having its principal executive office at One World Trade Center, Suite 8500, New York, New York 10007.

Item 2. Identity and Background.

This statement is being filed by Growthcap Investments Inc. (“Grwothcap”), VestCo Corp. (“VestCo”), VestCo I Corp (“VestCo I”), and Vincent Browne (Mr. Browne, together with Growthcap, VestCo, and VestCo I, the “Reporting Persons”).

Growthcap, VestCo, and VestCo I are private investment vehicles. Mr. Browne has dispositive power over the other Reporting Persons. The address for Growthcap, VestCo, and VestCo I is: 16192 Coastal Highway, Lewes, DE 19958. Mr. Browne’s address is: One World Trade Center, Suite 8500, New York, New York 10007.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Growthcap is a corporation organized in Delaware. Both VestCo and VestCo I are organized in Delaware. Mr. Browne is a citizen of Ireland.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 70,014,793 shares of Common Stock (the “Shares”). The source of the funds to purchase the Shares was the Issuer. Mr. Browne is the Chairman of the Board, President, and Chief Executive Officer of the Issuer.

Item 4. Purpose of Transaction.

Growthcap acquired the Shares by entering into an asset and liability transfer agreement. VestCo and VestCo I acquired the Shares as consideration for professional services.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of its Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Issuer. These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional Shares in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the Shares in open market transactions, in privately negotiated transactions or through other methods, or (iii) continuing to hold or causing affiliates to hold the Shares (or any combination or derivative thereof). In addition, the Reporting Persons may engage in discussions with the Issuer’s management, members of its board of directors, stockholders and other relevant parties or take other actions concerning the Issuer’s operations, capital expenditures, financings, executive compensation practices, capital structure and any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a)

Growthcap, VestCo, and VestCo I are the record owners of the Shares. Mr. Browne may be deemed to own beneficially the Shares of Growthcap since Mr. Browne has sole voting and dispositive power over Growthcap. Mr. Browne may be deemed to own beneficially the Shares of VestCo and VestCo I since Mr. Browne has majority voting and dispositive power over VestCo and VestCo I.

The Reporting Persons may be deemed to own beneficially 51.6% of the Issuer’s Common Stock, which percentage is calculated based on 82,892,601 (Class A and Class B) shares of Common Stock issued and outstanding on October 15, 2019, as reported in the Issuer’s Form 10, as amended, filed on December 13, 2019.

(b)	Regarding the number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets, which included Class B shares of Common Stock. Each Class B shares of Common Stock includes 5 votes.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Not Applicable.

(d)

Except as described herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement, by and among the Reporting Persons.

Schedule 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

Growthcap Investments Inc.

By:	/s/ Vincent Browne
Vincent Browne
Title: President

VestCo Corp.

By:	/s/ Vincent Browne
Vincent Browne
Title: President

VestCo I Corp.

/s/ Vincent Browne
Vincent Browne
Title: President

Vincent Browne

/s/ Vincent Browne
Vincent Browne

EXHIBIT 1

AGREEMENT

The persons below hereby agree that the Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13D, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

EXECUTED this 12th day of February, 2020.

Growthcap Investments Inc.

By:	/s/ Vincent Browne
Vincent Browne
Title: President

VestCo Corp.

By:	/s/ Vincent Browne
Vincent Browne
Title: President

VestCo I Corp.

By:	/s/ Vincent Browne
Vincent Browne
Title: President

Vincent Browne

/s/ Vincent Browne
Vincent Browne